UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Firstgold Corp.

File No. 0-20722 – CF# 23885

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Firstgold Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 21, 2009, as amended on Form 8-K/A (incorrectly tagged on EDGAR by the applicant as Form 8-K) on November 24, 2009.

Based on representations by Firstgold Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.30 (filed July 21, 2009)   through January 31, 2010
Exhibit 10.30(a) (filed November 24, 2009)   through January 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel